Your **Vote** Counts!

RYDE GROUP LTD

2026 Extraordinary General Meeting
Vote by September 26, 2026
9:00 PM ET



RYDE GROUP LTD
3 FRASER STREET
#08-21
DUO TOWER
SINGAPORE (189352)

T03058-S47027

You invested in RYDE GROUP LTD and it's time to vote!

You have the right to vote on proposals being presented at the Extraordinary General Meeting. **This is an important notice regarding the availability of proxy materials for the shareholder meeting to be held on September 29, 2026.**

Get informed before you vote

View the Notice of Meeting and fourth amended and restated memorandum and articles of association online OR you can receive a free paper or email copy of the material(s) by requesting prior to September 15, 2026. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number

Vote in Person at the Meeting*

September 29, 2026
9:00 a.m. Singapore Time

7500A Beach Road, #16-310
The Plaza, Singapore 199591

*Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items		Board Recommends
1.	The adoption of the fourth amended and restated memorandum and articles of association to reflect the increase of share capital and certain clean up changes;	For
2.	An increase in authorized share capital of the Company from US$50,000 divided into 250,000,000 ordinary shares of nominal or par value US$0.0002 each, comprising 175,000,000 Class A Shares and 75,000,000 Class B Shares to US$1,000,000 divided into 5,000,000,000 ordinary shares of nominal or par value US$0.0002 each, comprising 3,500,000,000 Class A Shares and 1,500,000,000 Class B Shares;	For
3.	A reverse share split / consolidation of the Class A and Class B shares at a ratio of 1:150, to be effected on 4 December 2026;	For
4.	The directors to be authorized to determine any fractional entitlements to the issued consolidated shares resulting from the reverse share split / consolidation and to settle as they consider expedient any difficulty which arises in relation to the reverse share split / consolidation.	For
5.	The conditional adoption of a fifth amended and restated memorandum and articles of association effective to reflect the reverse share split / consolidation; and	For
6.	The directors to be authorized to do all other acts and things as they may consider necessary or desirable in connection with the proposals above, including without limitation, attending to the necessary filings in the Cayman Islands.	For

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